FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of July


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.








News Release

25 July 2007

         BG Group to delist from NYSE and to deregister from the US SEC

BG Group plc (LSE BG.L, NYSE BRG) announced today its intention to delist from the New York Stock Exchange (NYSE) and to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934.


The Group will provide written notice to the NYSE of its intention to delist. It intends to file a Form 25 with the Securities and Exchange Commission (SEC) during September 2007 to effect the delisting. The delisting is expected to be effective 10 days after this filing. The Group also intends to file a form 15F with the SEC to deregister and terminate its reporting obligations under the Securities Exchange Act before the end of September 2007. Deregistration will be effective 90 days after the filing, unless the Form 15F is earlier withdrawn by the Group or is denied by the SEC.


The company reserves the right to delay the filing of Forms 15F and 25 or to withdraw them for any reason prior to their effectiveness.


BG Group intends to maintain its American Depositary Receipt (ADR) facility with JP Morgan as a Level 1 programme. This means the Group's American Depositary Shares (ADSs) will be traded on the U.S. over-the-counter market tier known as International OTCQX. Accordingly, the Group has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange or for the quotation of its ADSs or ordinary shares in a quotation system in the U.S. The Group's ordinary shares will continue to trade on the London Stock Exchange.


BG Group Chief Financial Officer Ashley Almanza said: "This move will reduce costs and complexity without in any way detracting from our standards of governance and control. As less than 3 per cent of our shares are held through the ADR programme, it no longer makes sense from a cost and administrative perspective to maintain our SEC registration and NYSE listing. BG Group will continue to comply with the Combined Code on Corporate Governance and the UK Listing Authority (UKLA) Listing, Disclosure and Transparency Rules and to maintain quarterly reporting. The Group will also continue to use the SEC definition of proved reserves to report its proved oil and gas reserves in its Annual Report and Accounts."


BG Group expects to continue publishing its Annual Report and Accounts and other documents and communications in accordance with Exchange Act Rule 12g3-2(b) on its website www.bg-group.com.


 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2006. The
Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.




Notes to Editors:


BG Group plc is a global natural gas business. Active on five continents in 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.





Enquiries:


Communications: +44 (0) 118 929 3717
Out of hours media mobile: +44 (0) 791 718 5707
Investor Relations: +44 (0) 118 929 3025


Website: www.bg-group.com


                                    - ends -







                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 25 July 2007                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary